Contact

www.linkedin.com/in/john-stinson-9ab1a4 (LinkedIn)

Top Skills

Strategic Planning
Project Management
Product Development

John Stinson

Fund Advisor at Cantilever Investors
Ann Arbor, Michigan, United States

Summary

In 2004, Mr. Stinson founded Clear Image Devices, LLC, a highly successful medical device manufacturing company. Building and selling several lines of patient positioning devices for medical imaging, Mr. Stinson built a worldwide distribution network of more than 80 dealers and distributors. Mr. Stinson sold the business in 2017 and now works part-time as a Fund Advisor at Cantilever Investors, an early-stage venture fund.

Prior to this, Mr. Stinson was Senior Vice President & Chief Technical Officer of Media Station, a leading manufacturer of computer games and media distribution technologies. Mr. Stinson has 25 years of experience in building teams to design and develop software products. As CTO, John led the engineering team that developed Media Station's set of proprietary authoring and playback tools, including the CD-ROM Game industry's first high-performance cross-platform playback engine.

In the role of Executive Producer, Mr. Stinson defined Media Station's overall title development process. This process, combined with the company's proprietary technologies, has resulted in the creation of more than 100 titles in 14 different languages.

Mr. Stinson joined Media Station from Compuware, where he managed the design of more than 20 software products. He also served as Manager of Product Development for KnowledgeWare, the nation's leading CASE tools company. Prior to that, he was Vice President of Product Development at Holland Systems.

Mr. Stinson holds both a Master's and Bachelor's degree in engineering from the University of Michigan.

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Experience

Cantilever Investors
Fund Advisor
June 2020 - Present (3 years 4 months)
Ann Arbor, Michigan, United States

Cantilever's goal is to discover the best technologies that have compelling commercial opportunities at an early stage of development.
Our fund and associated investors lead, and invest in, seed, pre-seed or early A series financing rounds with multiple exit opportunities.
In most cases, we have worked directly with the company founders for months or years before investing, and often play active roles in the commercialization process to protect and ensure our investments.

My role in this business is to:
1. Identify candidate companies for consideration of the Fund.
2. Perform due diligence on the candidate companies.
3. Coach and advise companies brought under the Cantilever Fund umbrella.

Clear Image Devices
CEO, Founder
January 2004 - October 2017 (13 years 10 months)
Ann Arbor, Michigan, United States

Clear Image Devices – A leading Designer and manufacturer of medical devices for patient positioning during medical imaging procedures.

• Built the company from a garage-based business to a 7500 sq ft manufacturing plant and warehouse facility.

• Designed 14 new medical devices for patient positioning.

• Built an international dealer network of 80+ medical device dealer / distributors from 13 countries

• Build OEM business relationships with Siemens, GE Medical, Toshiba, and Virtual Imaging.

• Developed an FDA compliant Quality Management System (QMS) to assure FDA compliance with all product design, manufacturing, labeling, and shipping processes.

• Sold the company to Market Lab, Inc. in 2017.

Onset Consulting Group
Principal
February 2002 - December 2007 (5 years 11 months)

The Onset Consulting Group is an elite group of management professionals helping IT organizations and small technology companies with operations management, technology evaluation, vendor selection, project management, management training, recruiting, and process improvement. Clients include Hamilton College, Optate, Thunderbean Animation, and Colgate University.

Huron Scuba Adventures, Inc
Scuba Instructor
2003 - 2006 (3 years)

Media Station, Inc.
Sr VP and CTO
July 1993 - October 2001 (8 years 4 months)
Ann Arbor, Michigan, United States

Media Station, Inc. was a leading developer of CD-ROM based children's games. 1993-1997

Vice President and Chief Technology Officer

• Built and managed the team of engineers who created the multi-media CD-ROM development environment called MediaNow. This environment contained a multi-media scripting language, compiler, and various publishing tools.
• Executive Management: As General Manager of the Media Station Game Development Studio, (1994 - 1997), built the organization (from 8 to 97 people), and institutionalized the product development practices used in over 100 on-time/within budget product releases. Produced six #1 hit titles.
• Business Development: Developed and managed the Disney account resulting in over $10M of game development business. This accounted for over 70 % of Media Station's revenue for the period 1994 -97.

Media Station, Inc. as a pioneer in the early delivery multi-media content over the internet. 1997 - 2001

Sr. Vice President

• Developed the business model and strategic vision for the new Media Station broadband publishing platform.

• Created SelectPlay, a new web-based game-on-demand product. SelectPlay, was a subscription based family entertainment product delivering 65 CD-ROM based games over the broadband internet.

• Worked with our CFO to develop a resource and capital expenditure plan for Media Station's new broadband publishing business. Responsibilities included the development and delivery of a funding pitch to raise $5 - 10M. Presentations were made to Intel, Cisco, Akamai, U. S. West, Vulcan, AOL, and NTT Communications (Japan).

• Directed the Media Station operations changeover from a multi-media production studio to the new games on demand business. This involved the gradual shut down of the game studio as well as the building of new Engineering, Field Support, Sales, and Customer Support departments.

Compuware
Manager of Product Design
August 1992 - July 1993 (1 year)

Managed ten Product Architects responsible for the design of all of Compuware's 30+ software products.

Established new design standards resulting in more reliable project cost and schedule planning.

Brought Quality Assurance into the design process, working to introduce the concept of QA throughout the development process, instead of just a testing function at the end of the development cycle.

KnowledgeWare
Manager of Product Development
1990 - 1992 (2 years)

Managed three product teams, (20 people), responsible for developing the software, online help, and user documentation components of KnowledgeWare's flagship products.

Developed the Documentation Workstation, a document design and administration product, used to organize collections of very large system planning, analysis, and design documents.

Established a Quality Assurance group at our remote development location, shortening the distance between bug finder and bug fixer, resulting in greatly reduced testing costs and better product quality.

Holland Systems Corporation

VP Product Development
1984 - 1990 (6 years)

Led the design and development of four instructor-led education product offerings covering Strategic Planning, Database Design, and Process Modeling methodologies.

Developed and formalized a standard product and software development life cycle to include all aspects of development from product strategy through product roll-out. The life cycle was used to manage and control all aspects of product development.

Developed and managed four very successful strategic alliances including a joint venture for product development with a Big Eight firm, two VAR arrangements, and an overseas distributorship.

Developed the marketing plan and managed the development of all Mar-Com programs: (fact sheets, brochures, and direct mail pieces, Corporate Identity). Also managed all Conference/Trade Show activities as well as the PR function.

Managed the sales department, creating the incentive structure and sales plan for the company.

Education

University of Michigan
MS, Engineering and Natural Resources · (1976 - 1977)

University of Michigan
BSE, Environmental Engineering · (1971 - 1975)